Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2022 FINANCIAL RESULTS

ATHENS, Greece, July 29, 2022 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the second quarter ended June 30, 2022.

Highlights

	Three-month periods ended June 30,
	2022	2021	Increase / (Decrease)
Revenues	$74.0 million	$39.8 million	86%
Expenses	$40.9 million	$25.6 million	60%
Net Income	$20.4 million	$35.4 million	(42%)
Net Income (excluding gain on sale of vessel in 2021)	$20.4 million	$10.0 million	104%
Net Income per common unit	$1.00	$1.89	(47%)
Net Income per common unit (excluding gain on sale of vessel in 2021)	$1.00	$0.53	89%
Average number of vessels [1]	21.0	16.5	27%

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

•	Operating Surplus[2] and Operating Surplus after the quarterly allocation to the capital reserve for the second quarter of 2022 were $43.9 million and $12.7 million, respectively.

•	Announced common unit distribution of $0.15 for the second quarter of 2022.

[2]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

•

Announced an agreement to acquire one 174,000 cubic meter (“CBM”) Liquefied Natural Gas Carrier vessel (“LNG/C”) and three 13,278 twenty-foot equivalent unit (“TEU”) container vessels between October 2022 and May 2023.

•	Sold the M/V Archimidis and the M/V Agamemnon generating gross cash proceeds after repaying outstanding debt of $102.0 million.

•	Repurchased 185,039 of the Partnership’s common units during the six months ended June 30, 2022, at an average cost of $15.83 per unit.

In July 2022, the Partnership successfully concluded a €100.0 million Senior Unsecured Bond (the “Bond”) issued on the Athens Exchange.

Overview of Second Quarter 2022 Results

Net income for the quarter ended June 30, 2022, was $20.4 million, compared with net income of $35.4 million for the second quarter of 2021. Net income for the second quarter of 2021 included a gain on sale of vessel of $25.4 million from the sale of the M/V CMA CGM Magdalena in May 2021. After taking into account the interest attributable to the general partner and the allocation of net income to unvested units, net income per common unit for the quarter ended June 30, 2022, was $1.00, compared to net income per common unit of $1.89 for the second quarter of 2021 (or $0.53, if the gain from the sale of M/V CMA CGM Magdalena is excluded).

Total revenue for the quarter ended June 30, 2022, was $74.0 million, compared to $39.8 million during the second quarter of 2021. The increase in revenue was primarily attributable to the net increase in the average number of vessels in our fleet by 27% following the acquisition of six LNG/Cs during the second half of 2021 contributing $38.1 million of total revenue in the second quarter of 2022, partly offset by the sale of M/V CMA CGM Magdalena and M/V CMA CGM Adonis, during the second and fourth quarters of 2021, respectively.

Total expenses for the quarter ended June 30, 2022, were $40.9 million, compared to $25.6 million in the second quarter of 2021. Voyage expenses for the quarter ended June 30, 2022, increased to $4.5 million, compared to $2.2 million in the second quarter of 2021. The increase in voyage expenses is mainly attributable to the increase in the average size of our fleet and the increase in voyage expenses incurred by a vessel in our fleet employed under voyage charters, compared to the respective period in 2021. Total vessel operating expenses during the second quarter of 2022 amounted to $16.4 million, compared to $11.7 million during the second quarter of 2021. The increase in vessel operating expenses was mainly due to the net increase in the size of our fleet.

Total expenses for the second quarter of 2022 also include vessel depreciation and amortization of $17.7 million, compared to $10.1 million in the second quarter of 2021. The increase in depreciation and amortization during the second quarter of 2022 was mainly attributable to the increase in the size of our fleet. General and administrative expenses for the second quarter of 2022 increased to $2.3 million as compared to $1.7 million in the second quarter of 2021 mainly due to the increase in the amortization associated with our equity incentive plan in the second quarter of 2022 compared to the same period in 2021.

Total other expense, net for the quarter ended June 30, 2022, was $12.6 million compared to $4.2 million for the second quarter of 2021. Total other expense, net includes interest expense and finance costs of $11.7 million for the second quarter of 2022, as compared to $4.2 million for the second quarter of 2021. The increase in interest expense and finance costs was attributable to the increase in our total outstanding indebtedness following the acquisition of the six LNG/C vessels in the second half of 2021 and the increase in the LIBOR weighted average interest rate compared to the respective period in 2021.

Capitalization of the Partnership

As of June 30, 2022, total cash amounted to $34.5 million. Total cash includes restricted cash of $10.6 million which represents the minimum liquidity requirement under our financing arrangements.

As of June 30, 2022, total partners’ capital amounted to $563.2 million, an increase of $37.7 million compared to $525.5 million as of December 31, 2021. The increase reflects net income for the six months ended June 30, 2022, and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $6.1 million and the repurchase of Partnership’s common units for an aggregate amount of $2.9 million.

As of June 30, 2022, the Partnership’s total debt, gross of deferred financing charges, was $1,258.3 million, reflecting a decrease of $59.1 million compared to $1,317.4 million as of December 31, 2021. The decrease is attributable to scheduled principal payments during the period of $45.0 million and a $14.1 million decrease in the US dollar equivalent of the €150.0 million senior unsecured bond issued on the Athens Exchange in the fourth quarter of 2021 as of June 30, 2022.

Operating Surplus

Operating surplus for the quarter ended June 30, 2022, amounted to $43.9 million, compared to $44.6 million for the previous quarter ended March 31, 2022, and $23.5 million for the second quarter of 2021. We allocated $31.1 million to the capital reserve for the second quarter of 2022, in line with the previous quarter. Operating surplus for the quarter ended June 30, 2022, after the quarterly allocation to the capital reserve, was $12.7 million.

Acquisition of one LNG/C and three 13,278 TEU Container Vessels

On June 7,2022, the Partnership announced the exercise of its right of first offer to acquire one 174,000 CBM latest generation X-DF LNG/C and three 13,278 TEU hybrid scrubber-fitted Tier III and Phase III, dual fuel ready eco container sister vessels from Capital Maritime & Trading Corp. (the “seller”), for a total consideration of $597.5 million.

The LNG/C, to be named “Asterix I”, is currently under construction by Hyundai Heavy Industries Co. Ltd., South Korea, and is expected to be delivered to the Partnership in January 2023 upon its delivery from the shipyard. The LNG/C Asterix I comes with a long-term time charter with Hartree Partners Power & Gas Company (UK) Limited (“Hartree”) for a firm period of 5 years, which, together with the optional period, expires in January 2032. The three 13,278 TEU eco container sister vessels, to be named “Manzanillo Express”, “Itajai Express” and “Buenaventura Express”, are currently under construction by Hyundai Samho Industries Co. Ltd., South Korea, and are scheduled for delivery to the Partnership in October 2022, January 2023, and May 2023, upon their respective deliveries from the shipyard. The vessels have secured long-term time charters with Hapag Lloyd Aktiengesellschaft for a firm period of 10 years which, together with the optional periods, expire between October 2038 and May 2039.

The total consideration for the four vessels amounts to $597.5 million and they are expected to generate approximately $73.4 million of annual gross revenue over the firm period of the charters. The Partnership paid in July 2022 a $30.0 million refundable deposit to the seller and the remaining consideration will be paid upon delivery of each vessel, including $7.5 million in CPLP common units which will be issued upon the delivery of the M/V Manzanillo Express.

Sale of the M/V Archimidis and the M/V Agamemnon

On July 6, 2022, and July 28, 2022, the Partnership concluded the sale of M/V Archimidis and M/V Agamemnon of a total Net Book Value of $80.5 million, for a total consideration of $130.0 million, generating gross proceeds from the sale of approximately $102.0 million after repaying outstanding debt.

Issue of Senior Unsecured Bonds on the Athens Exchange

In July 2022, the Partnership, through its wholly owned subsidiary, CPLP Shipping Holdings PLC, issued a €100.0 million Bond on the Athens Exchange. The Bond is guaranteed by the Partnership, will mature in July 2029 and have a coupon of 4.40%, payable semi-annually. The Partnership intends to use the proceeds for vessel acquisitions, repayment of debt and/or working capital.

COVID-19

We continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container and LNG industry in general. While it is not always possible to distinguish incremental costs or off-hire associated with the impact of COVID-19 on our operations, we estimate that for the second quarter of 2022, incremental operating and/or voyage costs associated with COVID-19 were approximately $0.4 million.

Any actual impact COVID-19 may have in the longer-run, combined with any measures we take in response to the challenges presented by it, as described in our previous releases, will depend on how the pandemic continues to develop, the continued distribution and effect of vaccines, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade. Currently, the container charter market is benefiting from the impact of COVID-19 on the global trade logistics chain (see also Market Commentary Update below).

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are pleased to witness the continued strong financial performance of the Partnership during the second quarter of 2022 compared to the same period last year, primarily as a result of our entry in the LNG shipping sector in the second half of 2021.”

“In parallel, we continue our strategic fleet renewal, having successfully completed the delivery of the M/V Archimidis and the M/V Agamemnon to their buyer, and accordingly, to position the Partnership for further growth with the recently announced acquisitions of three eco, dual fuel ready, hybrid scrubber fitted 13,278 TEU container vessels and one latest generation 174,000 CBM LNG/C – all with long term charters attached.”

“In addition, the successful issue of a €100.0 million Bond on the Athens Exchange, the second in a period of 12 months, at a fixed interest cost of 4.40% for a term of seven years, demonstrates the ability of the Partnership to raise incremental capital and provides us with financial flexibility in view of our vessel acquisition program and rising interest rates.”

“Returning capital to our unitholders remains a priority for the Partnership, as in addition to our stated quarterly distribution guidance, we continue with our unit buyback program, which also allows us to take advantage of what we believe is a dislocation between the Partnership’s intrinsic value and its equity valuation.”

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years. As of June 30, 2022, the Partnership repurchased 567,289 common units since the launching of the unit repurchase plan on February 19, 2021, at an average cost of $13.07 per unit.

Quarterly Common Unit Cash Distribution

On July 26, 2022, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.15 per common unit for the second quarter of 2022 payable on August 12, 2022, to common unit holders of record on August 8, 2022.

Market Commentary Update

Container Market

During the second quarter 2022, Clarkson’s time charter rate index increased by 3% compared to previous quarter and stood at 423.54 points - an all-time high – whereas the Shanghai’s Containerized Freight Index fell by 10%, when compared to same period. Despite both freight and charter rates recently showing signs of easing they still stand at more than double the 2021 year-on-year average.

Overall, analysts expect some ‘normalization’ of market conditions in view of the growing economic headwinds in the mid to long run. Meanwhile trade disruptions remain severe and have supported year to date exceptionally tight container shipping market conditions. Adding to scarcity of available vessel capacity and increased expectations that disruptions will take time to ease, the outlook for the sector remains positive in the months ahead.

The container vessel orderbook stands at 27.8% of the total fleet, up 1.3% from the previous quarter. For the first time in years, the number of fully cellular container vessels sold for demolition in the first half of 2022 dropped to zero, while recycling sales continue to remain at historic lows.

LNG Carrier Charter Market

After a soft start in the first quarter of 2022, spot LNG/C charter rates have seen upward pressure through much of the second quarter, which is not typical for the season. The upward trend has been driven by a focus on energy security combined with high gas prices, as many charterers have opted to go long shipping rather than take the risk of being short. Despite an overall improved spot market in the second quarter compared to the previous quarter, the market saw softer freight rates as of late due to the Freeport liquefaction facility shutdown on the back of an accident. Rectification is expected by the fourth quarter, with Freeport representing 17% of US liquefaction capacity.

The LNG fleet orderbook stands at 39.8% of the total fleet with 54 new orders placed within the quarter. Simultaneously, the current price of a newbuilding vessel has increased in excess of $240 million. It should be noted that 72 vessels have been fixed on period charters in the second quarter of 2022, while several on-going and upcoming multi-year charter tenders are expected to absorb more of the available newbuild tonnage. Currently, analysts assess the one-year time charter rate for a 2-stroke LNG/C at $165,000 per day.

The outlook for the LNG sector appears positive overall, with the drive for energy security (especially in Europe) as a result of the Russia-Ukraine war contributing to strong global demand for LNG and accelerated investment in liquefaction and regasification infrastructure.

Conference Call and Webcast

Today, July 29, 2022, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should register at Capital Product Partners Earnings Registration page.

All registrants will receive dial-in information and a PIN allowing them to access the live call.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 19 vessels, including six latest generation LNG/Cs, nine Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel. This excludes three 13,278 TEU container vessels and one LNG/C that CPLP has agreed to acquire between the third quarter 2022 and the second quarter of 2023.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchase, market and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions, the Russia-Ukraine war and COVID-19 on the financial condition and operations of CPLP and the container and LNG/C industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2021, filed on April 27, 2022. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month		For the six-month
	periods ended June 30,		periods ended June 30,
	2022	2021	2022	2021
Revenues	73,960	39,823	147,316	77,966

Expenses / (income), net:
Voyage expenses	4,467	2,198	8,031	4,437
Vessel operating expenses	14,112	10,352	28,555	18,287
Vessel operating expenses - related parties	2,312	1,320	4,571	2,602
General and administrative expenses (including $543 and $503 to related parties, for the three-month periods and $1,063 and $1,008, for the six-month periods ended June 30, 2022 and 2021 respectively)	2,345	1,709	3,894	3,360
Gain on sale of vessel	—	(25,384)	—	(25,384)
Vessel depreciation and amortization	17,661	10,067	36,032	21,147

Operating income, net	33,063	39,561	66,233	53,517

Other income / (expense), net:
Interest expense and finance cost	(11,714)	(4,197)	(22,052)	(7,577)
Other (expense) / income, net	(931)	39	1,386	342

Total other expense, net	(12,645)	(4,158)	(20,666)	(7,235)

Partnership’s net income	20,418	35,403	45,567	46,282

General Partner’s interest in Partnership’s net income	348	655	789	856
Partnership’s net income allocable to unvested units	747	780	1,043	1,014
Common unit holders’ interest in Partnership’s net income	19,323	33,968	43,735	44,412
Net income per:
• Common units, basic and diluted	1.00	1.89	2.26	2.46
Weighted-average units outstanding:
• Common units, basic and diluted	19,258,982	17,995,522	19,316,608	18,086,778

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2022	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents	$23,869	$20,373
Trade accounts receivable	3,688	6,025
Prepayments and other assets	7,253	4,835
Inventories	5,486	5,009
Claims	1,120	1,442
Assets held for sale	80,879	—

Total current assets	122,295	37,684

Fixed assets
Advances for vessels under construction – related party	30,000	—
Vessels, net	1,667,224	1,781,858

Total fixed assets	1,697,224	1,781,858

Other non-current assets
Above market acquired charters	40,529	48,605
Deferred charges, net	1,078	2,771
Restricted cash	10,604	10,614
Prepayments and other assets	2,779	3,638

Total non-current assets	1,752,214	1,847,486

Total assets	$1,874,509	$1,885,170

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (including $10,000 payable to related party as of June 30, 2022 and December 31, 2021)	$93,382	$97,879
Trade accounts payable	9,058	9,823
Due to related parties	4,632	2,785
Accrued liabilities	11,376	11,395
Deferred revenue	7,421	8,919
Liability associated with vessels held for sale	29,062	—

Total current liabilities	154,931	130,801

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of June 30, 2022 and December 31, 2021)	1,128,439	1,211,095
Derivative liabilities	15,419	3,167
Below market acquired charters	12,523	14,643

Total long-term liabilities	1,156,381	1,228,905

Total liabilities	1,311,312	1,359,706

Commitments and contingencies	—	—

Total partners’ capital	563,197	525,464

Total liabilities and partners’ capital	$1,874,509	$1,885,170

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month periods ended June 30,
	2022	2021
Cash flows from operating activities:
Net income	$45,567	$46,282
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	36,032	21,147
Amortization and write-off of deferred financing costs	1,053	1,533
Amortization / accretion of above / below market acquired charters	5,956	3,217
Gain on sale of vessel	—	(25,384)
Equity compensation expense	1,162	1,013
Change in fair value of derivatives	12,252	—
Unrealized Bond exchange differences	(14,138)	—
Changes in operating assets and liabilities:
Trade accounts receivable	2,337	(646)
Prepayments and other assets	(1,099)	518
Due from related parties	—	(1,419)
Inventories	(823)	(69)
Claims	322	(30)
Trade accounts payable	1,309	(587)
Due to related parties	1,847	(2,957)
Accrued liabilities	413	154
Deferred revenue	(1,498)	(758)
Dry-docking costs paid	—	(13)

Net cash provided by operating activities	$90,692	$42,001

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(1,108)	(36,266)
Advances for vessels under construction – related party	(30,000)	—
Proceeds and expenses related to the sale of vessels	(1,984)	98,503

Net cash (used in) / provided by investing activities	$(33,092)	$62,237

Cash flows from financing activities:
Proceeds from long-term debt	—	30,030
Deferred financing costs paid	(121)	(653)
Payments of long-term debt	(44,997)	(68,117)
Repurchase of common units	(2,935)	(3,868)
Dividends paid	(6,061)	(3,778)

Net cash used in financing activities	$(54,114)	$(46,386)

Net increase in cash, cash equivalents and restricted cash	$3,486	$57,852

Cash, cash equivalents and restricted cash at beginning of period	$30,987	$54,336

Cash, cash equivalents and restricted cash at end of period	$34,473	$112,188

Supplemental cash flow information
Cash paid for interest	20,585	5,911
Non-Cash Investing and Financing Activities
Seller’s Credit Agreement	—	6,000
Capital expenditures included in liabilities	692	1,221
Capitalized dry-docking costs included in liabilities	29	1,636
Deferred financing costs included in liabilities	—	—
Expenses for sale of vessel included in liabilities	—	1,521
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	23,869	104,188
Restricted cash – non-current assets	10,604	8,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$34,473	$112,188

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, unrealized Bond exchange differences, change in fair value of derivatives, sale of vessel result, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2022	For the three-month period ended March 31, 2022	For the three-month period ended June 30, 2021
Partnership’s net income	20,418	25,149	35,403

Adjustments to reconcile net income to operating surplus prior to Capital
Depreciation, amortization, unrealized Bond exchange differences and change in fair value of derivatives[1]	20,050	16,310	11,742
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	3,388	3,118	1,718
Gain on sale of vessel	—	—	(25,384)

Operating Surplus prior to capital reserve	43,856	44,577	23,479

Capital reserve	(31,109)	(31,064)	(8,271)

Operating Surplus after capital reserve	12,747	13,513	15,208

Increase in recommended reserves	(9,657)	(10,467)	(13,344)

Available Cash	3,090	3,046	1,864

[1]	Depreciation, amortization, unrealized Bond exchange differences and change in fair value of derivatives line item includes the following components:
•	Vessel depreciation and amortization;
•	Deferred financing costs and equity compensation plan amortization;
•	Unrealized Bond exchange differences; and
•	Change in fair value of derivatives